Exhibit (a)(1)(h)

FROM:	Scott Kamsler
SUBJECT:	Stock Option Exchange Program
DATE:	December 13, 2004

In connection with our Stock Option Exchange Program, attached is a revised Offer to Exchange. The only change to the Offer to Exchange is the inclusion of our book value per share and ratio of earnings to fixed charges on page 44 of the document.

Again, please direct any questions you may have regarding the Stock Option Exchange Program to Dorothy An, Tony Webster or me at the following telephone numbers:

Scott Kamsler (510) 771-3917	Dorothy An (510) 771-3403	Tony Webster (510) 771-3533

Sincerely,

Scott